SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

The Pep Boys—Manny, Moe & Jack
(Name of Issuer)

common stock, par value $1.00 per share
(Title of Class of Securities)

713278 10 9
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 6 to the Schedule 13D relating to the shares of common stock, par value $1.00 per share ("Shares"), issued by The Pep Boys – Manny, Moe & Jack (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 4, 2015, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on December 7, 2015, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on December 8, 2015, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on December 21, 2015, Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on December 23, 2015, and Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on December 23, 2015 (the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 28, 2015, Icahn Enterprises delivered to the Issuer a proposal (the "Proposal") to acquire all of the outstanding Shares for $18.50 per Share in cash in a negotiated transaction that would not be subject to any due diligence, financing or antitrust conditions. In the Proposal, Icahn Enterprises stated that, as one of the Issuer's largest shareholders, Icahn Enterprises believes it is contrary to the best interests of all of the Issuer's shareholders for the Issuer to agree to any increase of the termination fee payable to Bridgestone Retail Operations, LLC ("Bridgestone") pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015, by and among the Issuer, Bridgestone and TAJ Acquisition Co. (as amended through December 24, 2015, the "Bridgestone Agreement"), because it would prevent a truly robust auction. Icahn Enterprises also indicated in the Proposal that it could be willing to bid in excess of $18.50 per Share for the Issuer. However, Icahn Enterprises also stated in the Proposal that it does not intend to bid any higher than $18.50 per Share if the Issuer agrees to any increase of Bridgestone's termination fee.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:                          SungHwan Cho
Title:            Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:            Edward E. Mattner
Title:            Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 6 to Schedule 13D – The Pep Boys—Manny, Moe & Jack]